UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   HEARx Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    422360107
                                 (CUSIP Number)

                               Kenneth G. Langone
                                 375 Park Avenue
                            New York, New York 10152
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 26, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PH02/102211.1


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                                                        Page 2 of 5 Pages


CUSIP No.   422360107                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth G. Langone  ###-##-####
------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |_|
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  PF
------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e) |_|
------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                        3,177,332 shares of Common Stock underlying currently exercisable warrants.
     SHARES       ___________________________________________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                        - 0 - shares
       EACH       ___________________________________________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                         3,177,332 shares of Common Stock underlying currently exercisable warrants.
       WITH       ___________________________________________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                    - 0 - shares
------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,177,332
      shares of Common Stock underlying currently exercisable warrants.
------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|
      See Item 4, Paragraphs (a) and (d), and Item 5.
------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.23%
------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                  IN
------------------------------------------------------------------------------------------


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 3 of 5 Pages
CUSIP No.   422360107                                  SCHEDULE 13D


Item 1.           Security and Issuer.

                  This statement relates to the common stock, $.10 par value (the "Common Stock"), of HEARx Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 471 Spencer Drive, West Palm Beach, Florida 33409.

Item 2.           Identity and Background.

                  This statement is being filed by Kenneth G. Langone (the "Filing Person"). The present principal occupation of the Filing Person is Chairman and President of Invemed Associates, Inc. ("Invemed"), a broker-dealer, and his principal business office is 375 Park Avenue, New York, New York 10152. Invemed is a corporation organized under the laws of the State of New York and is a wholly owned subsidiary of Invemed Securities, Inc., which is 81% owned by the Filing Person.

                  During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Langone is a United States citizen.

Item 3.           Source and Amount of Funds or Other Considerations.

                  The Filing Person used $1,000,000 of his personal funds to purchase the following securities of the Issuer, which were issued by the Issuer, on January 26, 1996: 1,000 shares of 1996 Senior Preferred Stock ("1996 Preferred"); immediately exercisable, five-year Class A Warrants to purchase 1,818,182 shares of the Issuer's Common Stock at $.55 per share (the "Class A Warrants"); and Class B Warrants to purchase 666,667 shares of the Issuer's Common Stock, exercisable for a one-year period commencing January 26, 2000 at $.55 per share (the "Class B Warrants), subject to redemption by the Issuer upon certain events. The Filing Person also received five-year immediately exercisable warrants to purchase 1,359,150 shares of the Issuer's Common Stock at $.63 per share (the "$.63 Warrants," and together with the 1996 Preferred, the Class A Warrants and the Class B Warrants, the "Securities") in consideration for services rendered by Invemed in connection with the transactions related to the SPA (defined in Item 4 below).

Item 4.           Purpose of Transaction.

                  Except as noted below, the Filing Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4. The Filing Person may acquire additional securities of the Issuer or dispose of such securities in the future.

                  On January 26, 1996, the Filing Person, Invemed and certain individual investors (the "Investors") and the Issuer entered into a Stock Purchase Agreement (the "SPA"). The Issuer issued a total of 6,000 shares of 1996 Preferred, 10,909,090 Class A Warrants, 4,000,000 Class B Warrants and 2,250,000 $.63 Warrants pursuant to the SPA, including the Securities held by the Filing Person. The Company issued the securities pursuant to the SPA and agreed to certain matters set forth in greater detail in the SPA and the exhibits thereto, the principal terms of which are described briefly below (annotated by sub-paragraph to correspond to the subparagraphs set forth in Item 4 of Schedule 13D). The description set forth below does not purport to be complete and is qualified by reference to the terms of the SPA and all exhibits thereto, which are attached as an exhibit to this Schedule 13D.

                  (a) Pursuant to the terms of a Sell Along Rights Agreement (attached as Exhibit C to the SPA), the Investors, including the Filing Person, have the right to sell a proportionate number of shares of the Issuer's

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                                                             Page 4 of 5 Pages
CUSIP No.   422360107                                  SCHEDULE 13D

Common Stock under the same terms as those which may be proposed to be sold by Dr. Paul Brown, the Issuer's Chairman, Chief Executive Officer and principal stockholder (the "Principal Stockholder") in the event the Principal Stockholder proposes to transfer, in one or more related transactions, more than 5% of the shares of Common Stock held by the Principal Stockholder, excluding sales of Common Stock by the Principal Stockholder on Nasdaq, through the NASD Bulletin Board or a national securities exchange pursuant to Rule 144 under the Securities Act of 1933, as amended.

                  (a) and (d) Prior to the redemption of the 1996 Preferred, Invemed has the right to nominate a candidate for election to the Issuer's Board of Directors and the Issuer has agreed to use its best efforts to cause to be elected the Invemed nominee for so long as Invemed's directors or executive officers are the registered and beneficial owners of any of the Securities. If Invemed does not specify an Issuer director nominee prior to February 25, 1996, Invemed shall return to the Company 250,000 of the $.63 Warrants (the "Director Warrants").

                  (e) Pursuant to the terms of the SPA, the Issuer has agreed
(i) to effect a 1-for-15 reverse stock split and (ii) to refrain from declaring or paying dividends prior to the redemption of the 1996 Preferred.


                  (g) Pursuant to the terms of the 1996 Preferred, without the affirmative vote or written consent of the holders of a majority of the outstanding shares of 1996 Preferred, voting separately as a class, the Issuer may not:

                      (a) Issue any securities (including any debt or equity securities) or any indebtedness, other than pursuant to a Permitted Issuance (as defined below).

                      (b) Repay any indebtedness due to Dr. Paul Brown or his assignees, other than indebtedness (including accrued interest) in the aggregate amount of $100,000.

                           As used herein, a "Permitted Issuance" is any one of
the following:

                      (i) The issuance of up to 1,500,000 shares of Common Stock, $.10 par value, pursuant to employee stock options issued subsequent to the date of the SPA, subject to appropriate adjustment in the event of stock splits, stock dividends, combinations, reclassifications or similar events.

                      (ii) The issuance of any securities of the Issuer pursuant to the exercise or conversion of options, warrants and preferred stock outstanding on the date of the SPA or pursuant to the terms of agreements existing on the date of the SPA, in accordance with the terms of such securities and agreements in effect on the date of the SPA.

                      (iii) The issuance of Common Stock of the Issuer pursuant to the conversion of Senior Preferred Stock, Series C ("Senior C Preferred") in accordance with the terms of such security on the date of the SPA, and which Senior C Preferred is issued pursuant to the exercise of warrants outstanding on the date of the SPA, in accordance with terms of such warrants in effect on the date hereof.

                      (iv) The incurring of any trade indebtedness or short term (i.e., maturity of less than one year) bank financing (the term "bank" is defined as having the meaning set forth in clauses (A), (B) and (C) of Section 3(a)(6) of the Securities Exchange Act of 1934, as amended).

                  In addition, the holders of Class A Warrants, Class B Warrants and $.63 Warrants are entitled to the protections of antidilution and adjustment provisions contained in such Warrants which, among other things, provide that if the adjustment provisions of each such Warrant are less favorable to the holder of such Warrant than adjustment provisions available to any other holder (the "Other Holder") of convertible securities of the Company or warrants, options or similar rights exercisable for Common Stock of the Company with respect to such securities ("Other Rights") are to any such Other Holder, all of such Warrants shall be immediately and automatically amended,

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                                                        Page 5 of 5 Pages
CUSIP No.   422360107                                  SCHEDULE 13D
without the requirement of any action by the holder or the Company, to provide the holder of the Warrant with adjustment rights at least as favorable as such Other Rights.

                  The holders of 1996 Preferred have 2,485 votes per share of 1996 Preferred and vote together with holders of Common Stock on all matters, except as set forth above and except as required by law.

Item 5.           Interest in Securities of the Issuer.

                  The Filing Person beneficially owns 3,177,332 shares of HEARx Common Stock, which constitutes 6.23% of the HEARx Common Stock. Such securities were acquired pursuant to the transactions described in Item 3 and such ownership consists exclusively of Class A Warrants to purchase 1,818,182 shares of Common Stock and $.63 Warrants to purchase 1,359,150 shares of Common Stock. See Item 3. The Filing Person's beneficial ownership information set forth in the preceding sentence excludes $.63 Director Warrants held, as of the filing date, by Invemed, which is indirectly controlled by the Filing Person, the beneficial ownership of which the Filing Person disclaims. The Issuer issued a total of 6,000 shares of 1996 Preferred, 10,909,090 Class A Warrants, 4,000,000 Class B Warrants and 2,250,000 $.63 Warrants pursuant to the SPA, including the Securities held by the Filing Person. Including the Filing Person's Securities, 2,500 shares of 1996 Preferred, 4,545,381 Class A Warrants, 1,666,640 Class B Warrants and 2,250,000 $.63 Warrants are beneficially owned in the aggregate by Invemed, the executive officers and directors of Invemed and the stockholders of Invemed's parent corporation. The Filing Person owns 81% of the parent corporation, and sole stockholder, of Invemed.

                  Kenneth G. Langone has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of the reported shares.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Item 4.

                  Pursuant to a Registration Rights Agreement, a copy of which is attached hereto as Exhibit B to the SPA (the "Registration Rights Agreement"), the Issuer granted certain registration rights to the Investors with respect to shares of Common Stock acquired upon the exercise of the Class A Warrants, Class B Warrants, $.63 Warrants and any shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares. The Registration Rights Agreement grants to the Investors certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Registration Rights Agreement.

Item 7.           Material to Be Filed as Exhibits.

                      a) Stock Purchase Agreement (SPA, as defined above), dated January 26, 1996, including Exhibits thereto.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 5, 1996
                                    (Date)


                             /s/ Kenneth G. Langone
                                 (Signature)
                               Kenneth G. Langone